UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2013

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

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(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	December 27, 2013	By	/s/ Wang Jian
Name: Wang Jian
Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 00670)

CONNECTED TRANSACTION

IN RELATION TO CAPITAL INJECTION

The Board is pleased to announce that on 24 December 2013, the Company and CEA Holding, both being the shareholders of CES Media, passed a shareholders’ resolution regarding the Capital Injection.

Prior to the Capital Injection, the registered capital of CES Media is RMB120 million, which is held as to 55% by CEA Holding and the remaining 45% by the Company.

Upon completion of the Capital Injection, the total registered capital of CES Media will be increased by RMB80 million from RMB120 million to RMB200 million, which increased amount will be funded entirely by capital contributions by the existing shareholders of CES Media. Out of the RMB80 million to be contributed to the registered capital of CES Media under the Capital Injection, the Company will contribute a pro-rata amount of RMB36 million in cash and CEA Holding will contribute the remaining pro-rata amount of RMB44 million in cash. Upon completion of the Capital Injection, the respective equity interests held by the Company and CEA Holding in the then enlarged registered capital of CES Media will remain unchanged.

CES Media is a subsidiary of and thus an associate of CEA Holding, which in turn is a controlling shareholder of the Company. As such, CES Media is a connected person of the Company. The CEA Contribution constitutes a connected transaction of the Company under the Listing Rules.

As the applicable percentage ratios set out in the Listing Rules in respect of the CEA Contribution are less than 5% but more than 0.1%, the CEA Contribution is subject to reporting and announcement requirements under Rule 14A.32 of the Listing Rules and is exempt from approval by independent shareholders of the Company.

THE CAPITAL INJECTION

The Board is pleased to announce that on 24 December 2013, the Company and CEA Holding, both being the shareholders of CES Media, passed a shareholders’ resolution regarding the Capital Injection.

Prior to the Capital Injection, the registered capital of CES Media is RMB120 million, which is held as to 55% by CEA Holding and the remaining 45% by the Company.

Upon completion of the Capital Injection, the total registered capital of CES Media will be increased by RMB80 million from RMB120 million to RMB200 million, which increased amount will be funded entirely by capital contributions by the existing shareholders of CES Media. Out of the RMB80 million to be contributed to the registered capital of CES Media under the Capital Injection, the Company will contribute a pro-rata amount of RMB36 million in cash and CEA Holding will contribute the remaining pro-rata amount of RMB44 million in cash. Upon completion of the Capital Injection, the respective equity interests held by the Company and CEA Holding in the then enlarged registered capital of CES Media will remain unchanged.

The CEA Contribution will be funded from the Company’s internal resources.

INFORMATION ABOUT THE PARTIES

The Company is principally engaged in the business of civil aviation.

CEA Holding is a wholly PRC state-owned enterprise. It is principally engaged in managing all the state-owned assets and equity interest formed and invested by the state in CEA Holding and its invested enterprises.

CES Media is principally engaged in the operation of the Company’s website, in-flight entertainment and video programmes, domestic and overseas advertising agency, publication, design, production and printing business, etc..

The audited total assets and the audited net assets of CES Media for the year ended 31 December 2012 were RMB251,701,611 and RMB174,650,382 respectively; and the audited net profit of CES Media for the year ended 31 December 2012 was RMB49,023,249.

REASONS FOR THE CAPITAL INJECTION AND BENEFITS EXPECTED TO ACCRUE TO THE COMPANY

As the growth in traditional media advertising such as newspapers and magazines has slowed down over the recent two years, CES Media is actively shifting from traditional media to new media in order to secure future business development by establishing an in-flight digital media platform, thus requiring additional funding.

The Board believes that such capital increase made by the Company will enable CES Media to enhance its market competitiveness and promote sustainable development in the future, thereby enhancing the Company’s ability to obtain stable investment income.

LISTING RULES IMPLICATIONS

CES Media is a subsidiary of and thus an associate of CEA Holding, which in turn is a controlling shareholder of the Company. As such, CES Media is a connected person of the Company. The CEA Contribution constitutes a connected transaction of the Company under the Listing Rules.

As the applicable percentage ratios set out in the Listing Rules in respect of the CEA Contribution are less than 5% but more than 0.1%, the CEA Contribution is subject to reporting and announcement requirements under Rule 14A.32 of the Listing Rules and is exempt from approval by independent shareholders of the Company.

The resolution regarding considering and approving the CEA Contribution has been passed at the 2013 fifth regular meeting of the seventh session of the Board held on 29 October 2013. As Mr. Liu Shaoyong (a Director and the chairman of the Company), Mr. Xu Zhao (a Director) and Mr. Gu Jiadan (a Director) are members of the senior management of CEA Holding, they may be regarded as having a material interest in the CEA Contribution by the Company. As such, they have abstained from voting at the meeting of the Board convened for the purpose of approving the CEA Contribution by the Company. Save as aforesaid, none of the Directors has any material interests in the CEA Contribution.

The Capital Injection will be made by CEA Holding and the Company on a pro-rata basis. The amounts of the Capital Injection (together with the CEA Contribution) have been determined based on arm’s length negotiations between CEA Holding and the Company. The Directors (including the independent non-executive Directors) believe that the terms of the CEA Contribution are fair and reasonable and in the interests of the shareholders of the Company as a whole.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

“Board”	means the board of directors of the Company;

“Capital Injection”	means the proposed capital increase of RMB80 million in the registered capital of CES Media from RMB120 million to RMB200 million, which will be funded entirely by capital contribution by the existing shareholders of CES Media. Out of such RMB80 million to be contributed to the registered capital of CES Media, the Company will contribute a pro- rata amount of RMB36 million in cash and CEA Holding will contribute the remaining pro-rata amount of RMB44 million in cash;

“CEA Contribution”	means the contribution of RMB36 million in cash by the Company into CES Media on a pro-rata basis, which forms part of the Capital Injection;

“CEA Holding”	means 中國東方航空集團公司 (China Eastern Air Holding Company), a wholly PRC state-owned enterprise and the controlling shareholder of the Company directly or indirectly holding approximately 64.35% of its issued share capital as at the date of this announcement;

“CES Media”	means 東方航空傳媒股份有限公司 (China Eastern Airlines Media Co., Ltd), which is directly held as to 55% by CEA Holding and 45% by the Company as at the date of this announcement;

“Company”	means 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited), a joint stock limited company incorporated in the PRC with limited liability, whose H shares, A shares and American depositary shares are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively;

“Directors”	means the directors of the Company;

“Listing Rules”	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

“PRC”	means the People’s Republic of China;

“RMB”	means renminbi, the lawful currency of the PRC; and

“Stock Exchange”	means The Stock Exchange of Hong Kong Limited.

By order of the Board

CHINA EASTERN AIRLINES CORPORATION LIMITED Wang Jian

Joint Company Secretary

As at the date of this announcement, the Directors are:

Liu Shaoyong	(Chairman)
Ma Xulun	(Vice Chairman, President)
Xu Zhao	(Director)
Gu Jiadan	(Director)
Li Yangmin	(Director, Vice President)
Tang Bing	(Director, Vice President)
Sandy Ke-Yaw Liu	(Independent non-executive Director)
Ji Weidong	(Independent non-executive Director)
Shao Ruiqing	(Independent non-executive Director)
Li Ruoshan	(Independent non-executive Director)
Ma Weihua	(Independent non-executive Director)

Shanghai, the PRC

24 December 2013

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